July 26, 2007


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Cecilia D. Blye

RE:      SEC Letter dated June 28, 2007
         Willis Group Holdings Limited
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 2, 2006
         File No. 1-16503


Dear Ms. Blye:


On behalf of Willis Group Holdings Limited, a Bermuda corporation, (the "Company"), please find the Company's response to the follow up comment letter to Patrick Regan of the Company, dated June 28, 2007 from the Staff of the Securities and Exchange Commission (the "Commission") relating to the above referenced Form 10-K (the "2005 10-K").


For reference purposes, the Staff's follow up comment as reflected in the Staff's letter of June 28, 2007, is reproduced in boldface text in this letter, and the response of the Company is shown in plain text immediately below the comment.


General -
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     1.   You state in your response letter dated May 30, 2007 that your non-US subsidiaries have provided services to clients from countries including Syria with insurable interests in Iran or cargo being transported to Iran. Syria is identified by the U.S. as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please provide us with the same type of information regarding your contracts with Syria as we requested in comments 1 and 2 of our letter dated February 21, 2007 regarding your contacts with Iran and Sudan. Include a description of the business(es) conducted by your client(s) in Syria and the services you provide to your clients in Syria.

Our reference to a Syrian-based client in our letter of May 30, 2007 was premised on information we discovered regarding transactions with a Syrian law firm. Upon further inquiry we determined that the law firm was not a client of the Company. Rather, a Syrian law firm was appointed by insurers to arrange a survey regarding a ship owned by an Iranian shipping company which lost an anchor in 2005. The shipping company is a client of a non-US subsidiary of the Company, although, as described in our letter to the SEC of May 30, 2007, the Company is actively in the process of terminating its relationship with this and other Iranian companies on an orderly basis. The claim was resolved and the final balance of fees was paid to the Syrian law firm in 2005 by a non-US subsidiary of the Company on behalf of the insurers.

The Company is also aware of three clients of the company's US subsidiary all of which are non-Syrian energy companies which have operations around the world and have (or, in the case of one, may have) operations or interests in Syria. The Company's subsidiaries place global property and casualty insurance policies on behalf of one of these clients which would incidentally cover the client's operations in Syria. One of the Company's non-US subsidiaries also places a policy covering the personal property and liability of a non-Syrian employee of this client who is located in Syria. The Company's subsidiaries place global casualty policies on behalf of the second of the three energy clients which may incidentally cover the companies' interests in Syria. For the third client, a non-US subsidiary of the Company places directors and officers liability policies covering the company's operations in Syria. The Company has been involved in no claims activities related to any of the Syrian operations of any of these companies. The Company's total revenue generated by these clients is less than $4 million per year. Any revenue that could be attributed to the Syrian operations of these companies would be de minimis.

The Company has considered both quantitative and non-quantitative factors, such as the impact of such business activities on the Company's reputation and share value, with respect to its business activities in Syria. The activities are not quantitatively material to the financial statements of the Company and we do not believe these activities are likely to be viewed by investors as qualitatively material. From 2001 through 2007, the Company's common stock has traded on The New York Stock Exchange. In addition, the Company's US subsidiary is currently an issuer of $1.2 billion in principal amount of debt securities that the Company believes are widely held by a variety of institutional and individual investors. Given the limited amount of revenues generated by the Company which could be attributed to any risks associated with Syria, the incidental nature of the insurance coverage related to Syria and the de minimis nature of the Syrian activities of those clients relative to the worldwide operations of those clients, the Company believes that investors are not likely to view this as important in making an investment decision regarding the Company's securities.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain US designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. We will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by several other states, and whether it may have any material impact on the Company and its security holders.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Securities & Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Adam G. Ciongoli
General Counsel


cc:      Jeffrey Riedler
         Pradip Bhaumik